SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to

Rule 13d-2(a)

Progressive Software Holding, Inc.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

(Title of Class of Securities)

74338WMZ4

(CUSIP Number)

David L. Babson & Company Inc.

1500 Main Street, Suite 2800

Springfield, MA 01115

(413)-226-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

 August 6, 2002

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: .

(Continued on the following pages)

Page 1 of 25 Pages

SCHEDULE 13D
CUSIP No. 74338WMZ4	Page 2 of 25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Massachusetts Mutual Life Insurance Company, IRS ID # 04-1590850
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
	7	SOLE VOTING POWER 0 shares
8

SHARED VOTING POWER

974,552 shares of Series A Common Stock plus (i) 1,704,573 shares of Series A Common Stock owned, in aggregate, by MassMutual Corporate Investors, MassMutual Participation Investors, and MassMutual Corporate Value Partners and (ii) 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

	9	SOLE DISPOSITIVE POWER 0 shares
10

SHARED DISPOSITIVE POWER

974,552 shares of Series A Common Stock plus (i) 1,704,573 shares of Series A Common Stock owned, in aggregate, by MassMutual Corporate Investors, MassMutual Participation Investors, and MassMutual Corporate Value Partners and (ii) 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

974,552 shares of Series A Common Stock plus (i) 1,704,573 shares of Series A Common Stock owned, in aggregate, by MassMutual Corporate Investors, MassMutual Participation Investors, and MassMutual Corporate Value Partners and (ii) 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

The 974,552 shares of Series A Common Stock owned by Massachusetts Mutual Life Insurance Company represent 25.7% of the Series A and Series B Common Stock outstanding; the 2,679,125 shares of Series A Common Stock owned by the MassMutual Entities (defined below), in aggregate, represent 70.8% of the Series A and Series B Common Stock outstanding; the 3,056,078 shares of Series A and Series B Common Stock owned by the MassMutual Entities, in aggregate, and by ARK CLO 2000-I, Limited, represent 80.7% of the Series A and Series B Common Stock outstanding.

14	TYPE OF REPORTING PERSON IC, IA

CUSIP No. 74338WMZ4	Page 4 of 25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David L. Babson & Company Inc., IRS ID # 04-1054788
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
	7	SOLE VOTING POWER 0 shares
8

SHARED VOTING POWER

2,679,125 shares of Series A Common Stock owned by the MassMutual Entities, in aggregate, plus 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

	9	SOLE DISPOSITIVE POWER 0 shares
10

SHARED DISPOSITIVE POWER

2,679,125 shares of Series A Common Stock owned by the MassMutual Entities, in aggregate, plus 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,679,125 shares of Series A Common Stock owned by the MassMutual Entities, in aggregate, plus 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

The 2,679,125 shares of Series A Common Stock owned by the MassMutual Entities (defined below), in aggregate, represent 70.8% of the Series A and Series B Common Stock outstanding; the 3,056,078 shares of Series A and Series B Common Stock owned by the MassMutual Entities, in aggregate, and by ARK CLO 2000-I, Limited, represent 80.7% of the Series A and Series B Common Stock outstanding.

14	TYPE OF REPORTING PERSON IA

CUSIP No. 74338WMZ4		Page 5 of 25
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MassMutual Corporate Investors, IRS ID # 04-2483041
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
	7	SOLE VOTING POWER 0 shares
8

SHARED VOTING POWER

730,021 shares of Series A Common Stock plus (i) 1,949,104 shares of Series A Common Stock owned, in aggregate, by Massachusetts Mutual Life Insurance Company, MassMutual Participation Investors, and MassMutual Corporate Value Partners and (ii) 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

	9	SOLE DISPOSITIVE POWER 0 shares
10

SHARED DISPOSITIVE POWER

730,021 shares of Series A Common Stock plus (i) 1,949,104 shares of Series A Common Stock owned, in aggregate, by Massachusetts Mutual Life Insurance Company, MassMutual Participation Investors, and MassMutual Corporate Value Partners and (ii) 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

730,021 shares of Series A Common Stock plus (i) 1,949,104 shares of Series A Common Stock owned, in aggregate, by Massachusetts Mutual Life Insurance Company, MassMutual Participation Investors, and MassMutual Corporate Value Partners and (ii) 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

The 730,021 shares of Series A Common Stock owned by MassMutual Corporate Investors represent 19.3% of the Series A and Series B Common Stock outstanding; the 2,679,125 shares of Series A Common Stock owned by the MassMutual Entities (defined below), in aggregate, represent 70.8% of the Series A and Series B Common Stock outstanding; the 3,056,078 shares of Series A and Series B Common Stock owned by the MassMutual Entities, in aggregate, and by ARK CLO 2000-I, Limited, represent 80.7% of the Series A and Series B Common Stock outstanding.

4	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 74338WMZ4	Page 6 of 25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MassMutual Participation Investors, IRS ID # 04-3025730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
	7	SOLE VOTING POWER 0 shares
8

SHARED VOTING POWER

365,010 shares of Series A Common Stock plus (i) 2,314,115 shares of Series A Common Stock owned, in aggregate, by Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, and MassMutual Corporate Value Partners and (ii) 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

	9	SOLE DISPOSITIVE POWER 0 shares
10

SHARED DISPOSITIVE POWER

365,010 shares of Series A Common Stock plus (i) 2,314,115 shares of Series A Common Stock owned, in aggregate, by Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, and MassMutual Corporate Value Partners and (ii) 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

365,010 shares of Series A Common Stock plus (i) 2,314,115 shares of Series A Common Stock owned, in aggregate, by Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, and MassMutual Corporate Value Partners and (ii) 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

The 365,010 shares of Series A Common Stock owned by MassMutual Participation Investors represent 9.6% of the Series A and Series B Common Stock outstanding; the 2,679,125 shares of Series A Common Stock owned by the MassMutual Entities (defined below), in aggregate, represent 70.8% of the Series A and Series B Common Stock outstanding; the 3,056,078 shares of Series A and Series B Common Stock owned by the MassMutual Entities, in aggregate, and by ARK CLO 2000-I, Limited, represent 80.7% of the Series A and Series B Common Stock outstanding.

14	Page 7 of 25 TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 74338WMZ4	Page 8 of 25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MassMutual Corporate Value Partners Limited, IRS ID # N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	7	SOLE VOTING POWER 0 shares
8

SHARED VOTING POWER

609,542 shares of Series A Common Stock plus (i) 2,069,583 shares of Series A Common Stock owned, in aggregate, by Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, and MassMutual Participation Investors and (ii) 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

	9	SOLE DISPOSITIVE POWER 0 shares
10

SHARED DISPOSITIVE POWER

609,542 shares of Series A Common Stock plus (i) 2,069,583 shares of Series A Common Stock owned, in aggregate, by Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, and MassMutual Participation Investors and (ii) 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,542 shares of Series A Common Stock plus (i) 2,069,583 shares of Series A Common Stock owned, in aggregate, by Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, and MassMutual Participation Investors and (ii) 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

The 609,542 shares of Series A Common Stock owned by MassMutual Corporate Value Partners Limited represent 16.1% of the Series A and Series B Common Stock outstanding; the 2,679,125 shares of Series A Common Stock owned by the MassMutual Entities (defined below), in aggregate, represent 70.8% of the Series A and Series B Common Stock outstanding; the 3,056,078 shares of Series A and Series B Common Stock owned by the MassMutual Entities, in aggregate, and by ARK CLO 2000-I, Limited, represent 80.7% of the Series A and Series B Common Stock outstanding.

14	Page 9 of 25 TYPE OF REPORTING PERSON CO

CUSIP No. 74338WMZ4	Page 10 of 25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MassMutual Corporate Value Limited, IRS ID # N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	7	SOLE VOTING POWER 0 shares
8

SHARED VOTING POWER

2,679,125 shares of Series A Common Stock owned by the MassMutual Entities, in aggregate, plus 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

	9	SOLE DISPOSITIVE POWER 0 shares
10

SHARED DISPOSITIVE POWER

2,679,125 shares of Series A Common Stock owned by the MassMutual Entities, in aggregate, plus 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,679,125 shares of Series A Common Stock owned by the MassMutual Entities, in aggregate, plus 376,953 shares of Series B Common Stock owned by ARK CLO 2000-I, Limited. [See Preliminary Note]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

The 2,679,125 shares of Series A Common Stock owned by the MassMutual Entities (defined below), in aggregate, represent 70.8% of the Series A and Series B Common Stock outstanding; the 3,056,078 shares of Series A and Series B Common Stock owned by the MassMutual Entities, in aggregate, and by ARK CLO 2000-I, Limited, represent 80.7% of the Series A and Series B Common Stock outstanding.

14	TYPE OF REPORTING PERSON CO

Preliminary Note

This Schedule 13D is being filed with respect to the Series A Common Stock, par value of $.01 per share, of Progressive Software Holding, Inc. (the "Company"). Such shares vote together as a class, except in certain specified circumstances, with the Series B Common Stock, par value $.01 per share, of the Company. For purposes of this Schedule 13D, the Reporting Persons (as defined below) have treated the Series A Common Stock and the Series B Common Stock as one class.

Certain of the Reporting Persons have entered into a Stockholders Agreement with ARK CLO 2000-I, Limited ("ARK"), the Company, and certain other parties identified below. Due to the terms of such agreement, as summarized in Item 4 below, the Reporting Persons and ARK may be deemed to be a "group" for purposes of Rule 13d-5(b) and, as such, each may be deemed to beneficially own the other's equity securities of the Company. The Reporting Persons are, therefore, filing this Schedule 13D to report their beneficial ownership of (i) the 974,552 shares of Series A Common Stock held by Massachusetts Mutual Life Insurance Company ("MassMutual"); (ii) the 730,021 shares of Series A Common Stock held by MassMutual Corporate Investors ("Corporate Investors"); (iii) the 365, 010 shares of Series A Common Stock held by MassMutual Participation Investors ("Participation Investors"); (iv) the 609,542 shares of Series A Common Stock held by MassMutual Corporate Value Partners Limited

("Corporate Value Partners") (MassMutual, Corporate Investors, Participation Investors, and Corporate Value Partners, the "MassMutual Entities").

All share numbers refer to Series A Common Stock unless noted otherwise. All percentages are based on the combined total of the Series A Common Stock and the Series B Common Stock outstanding. For more information regarding the respective rights and obligations of the Series A Common Stock and Series B Common Stock, see Item 4 below and see the Company's Certificate of Incorporation (the "Certificate of Incorporation") filed as an exhibit to the Form 8-K filed by the Company with the SEC on August 22, 2002, and incorporated herein by reference.

Item 1 Security And Issuer

This statement relates to shares of Series A Common Stock of Progressive Software Holding, Inc. The Company's principal offices are located at 6836 Morrison Boulevard, Charlotte, NC 28211.

Item 2 Identity And Background

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

    Massachusetts Mutual Life Insurance Company, a mutual life insurance company and registered investment adviser organized under the laws of Massachusetts.

    MassMutual Corporate Investors, a registered, closed-end investment company whose shares trade on the New York Stock Exchange, organized as a business trust under the laws of Massachusetts.
    MassMutual Participation Investors, a registered, closed-end investment company whose shares trade on the New York Stock Exchange, organized as a business trust under the laws of Massachusetts.
    MassMutual Corporate Value Partners Limited, a corporation organized under the laws of the Cayman Islands.
    David L. Babson & Company Inc. ("Babson"), a registered investment adviser organized as a corporation under the laws of Massachusetts.
    MassMutual Corporate Value Limited ("Corporate Value Limited"), a corporation organized under the laws of the Cayman Islands.

In addition, by virtue of the Rule 13d "group" that may be deemed to have been created by the Stockholders Agreement, each Reporting Person has attributed to itself the 376,953 shares of Series B Common Stock held by ARK.

The Series A Common Stock reported hereby for MassMutual is owned directly by MassMutual. Babson, as Investment Adviser to MassMutual, may be deemed to be the beneficial owner of all such Series A Common Stock.

The Series A Common Stock reported hereby for Corporate Investors is owned directly by Corporate Investors. MassMutual, as holder of convertible notes of Corporate Investors (such notes currently convertible into shares of capital stock of Corporate Investors), may be deemed to be the beneficial owner of all such Series A Common Stock. Babson, as

Investment Adviser to MassMutual, may be deemed to be the beneficial owner of all such Series A Common Stock.

The Series A Common Stock reported hereby for Participation Investors is owned directly by Participation Investors. MassMutual, as holder of convertible notes of Participation Investors (such notes convertible into shares of capital stock of Participation Investors), may be deemed to be the beneficial owner of all such Series A Common Stock. Babson, as Investment Adviser to MassMutual, may be deemed to be the beneficial owner of all such Series A Common Stock.

The Series A Common Stock reported hereby for Corporate Value Partners is owned directly by Corporate Value Partners. As a result of MassMutual's ownership interest in the capital stock of Corporate Value Limited, which is the majority owner of the capital stock of Corporate Value Partners, and as a result of MassMutual's ownership of shares of capital stock of Corporate Value Partners, MassMutual may be deemed to be the beneficial owner of all such Series A Common Stock. Babson, having been delegated authority from MassMutual to act as Investment Manager to Corporate Value Partners, and as Investment Adviser to MassMutual, may be deemed to be the beneficial owner of all such Series A Common Stock. Corporate Value Limited, as majority owner of the capital stock of Corporate Value Partners, may be deemed to be the beneficial owner of all such Series A Common Stock.

Each of the Reporting Persons hereby disclaims any beneficial ownership in the Series B Common Stock held by ARK. Each of Babson and Corporate Value Limited hereby disclaim any beneficial ownership of any of the Series A Common Stock held by the MassMutual Entities. Each of MassMutual, Corporate Investors, Participation Investors, and Corporate Value Partners hereby disclaims any beneficial ownership of any of the shares of Series A Common Stock not held directly by it.

(b) MassMutual's principal office is located at 1295 State Street, Springfield, MA, 01111. The business address for Corporate Investors, Participation Investors, Corporate Value Partners, and Corporate Value Limited is c/o David L. Babson & Company Inc., 1500 Main Street, Suite 2800, Springfield, MA, 01115. The business address for Babson is 1500 Main Street, Suite 2800, Springfield, MA, 01115.

(c) The principal business of MassMutual is that of a diversified financial services organization providing financial products and services that include mutual funds, money management, trust services, retirement planning products, life insurance, annuities, disability income insurance, and long-term care insurance. The principal business of Corporate Investors is that of an investment company registered pursuant to the Investment Company Act of 1940. The principal business of Participation Investors is that of an investment company registered pursuant to the Investment Company Act of 1940. The principal business of Corporate Value Partners is that of an investment company exempt from registration pursuant to Sections 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940. The principal business of Corporate Value Limited is that of an investment company exempt from registration pursuant to Sections 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940. The principal business of Babson is that of a registered investment adviser providing investment advice to institutional and individual investors.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or been adjudged in violation of any such laws.

(f) The citizenship of each of the Reporting Persons is set forth above.

Item 3 Source And Amount Of Funds And Other Consideration

On April 17, 1998, the MassMutual Entities made the following investments. MassMutual purchased (i) $4,000,000.00 of senior subordinated notes due April 17, 2005, of Tridex Corporation ("Tridex") and two of its subsidiaries, Tridex NC, Inc. ("Tridex NC") and Ultimate Technology Corporation ("Ultimate") (Tridex, Tridex NC, and Ultimate, collectively, the "Obligors") and (ii) 107,142 Common Shares of Tridex. Corporate Investors purchased (i) $3,000,000.00 of senior subordinated notes due April 17, 2005, of the Obligors and (ii) 71,429 Common Shares of Tridex. Participation Investors purchased (i) $1,500,000.00 of senior subordinated notes due April 17, 2005, of the Obligors and (ii) 35,714 Common Shares of Tridex. Corporate Value Partners purchased (i) $2,500,000.00 of senior subordinated notes due April 17, 2005, of the Obligors and (ii) 71,429 Common Shares of Tridex.

On February 12, 2002, Tridex and the Company (collectively, the "Debtors") each filed a voluntary petition for protection pursuant to Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the District of Connecticut (the "Court"). On August 6, 2002, the Court confirmed the Debtors' Amended Plan of Reorganization dated as of June 20, 2002 (the "Reorganization") pursuant to which the MassMutual Entities agreed to exchange their senior subordinated notes for shares of the Series A Common Stock that is the subject of this Schedule 13D. Specifically, MassMutual exchanged its notes for 963,838 shares, Corporate Investors exchanged its notes for 722,878 shares,

Participation Investors exchanged its notes for 361,439 shares, and Corporate Value Partners exchanged its notes for 602,399 shares.

As part of the Reorganization, Tridex Corporation merged with and into the Company (the "Merger"), and holders of Tridex Common Shares received one share of the Company's Series A Common Stock for every ten (10) Tridex Common Shares that they held. As a result of this ten (10) for one (1) exchange, the MassMutual Entities received the following additional shares of the Company's Series A Common Stock: MassMutual received 10,714 shares, giving it a total of 974,552 shares, as reported in this Schedule 13D; Corporate Investors received 7,143 shares, giving it a total of 730,021 shares, as reported in this Schedule 13D; Participation Investors received 3,571 shares, giving it a total of 365,010 shares, as reported in this Schedule 13D; and Corporate Value Partners received 7,143 shares, giving it a total of 609,542 shares, as reported in this Schedule 13D.

Item 4 Purpose Of The Transaction

The Series A Common Stock was acquired in connection with the Reorganization. It is held by the MassMutual Entities for investment purposes.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Series A Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional shares of Series A Common Stock or other securities of the Company or dispose of any or all of its shares of Series A Common Stock depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and/or other investment considerations.

Pursuant to the Certificate of Incorporation, the Series A Common Stock and the Series B Common Stock vote together as a class except in certain specified circumstances and at present a holder of either security receives one vote for each share held. Upon the occurrence of a Triggering Event (as defined in the Certificate of Incorporation) the holders of the Series B Common Stock would automatically acquire 51% of the voting rights of the then-outstanding Series A Common Stock and Series B Common Stock of the Company.

As part of the Reorganization the MassMutual Entities entered into a Stockholders Agreement dated as of August 6, 2002, with the Company, ARK, William A. Beebe, and Christopher Sebes (the "Stockholders Agreement") and a Registration Rights Agreement dated as of August 6, 2002, with the Company and ARK (the "Registration Rights Agreement"). The terms and provisions of these agreements and of the Certificate of Incorporation are summarized below, which summary is qualified in its entirety by the terms and conditions of each such agreement and instrument.

Subject to certain conditions, the Stockholders Agreement currently provides for the election of a three-member Board of Directors, one to be designated by the MassMutual Entities and/or transferees of their Series A Common Stock, one to be designated by ARK and/or transferees of its Series B

Common Stock, and one to be designated by certain members of Company management. In addition, subject to certain conditions, the Stockholders Agreement requires the approval of holders of two-thirds of the Series B Common Stock then outstanding with respect to changes in the Company's Certificate of Incorporation affecting the rights of the Series B Common Stock, the issuance or authorization of additional Series B Common Stock, changes in the number of the Board of Directors of the Company or its subsidiaries, and entering into material transactions with affiliates of the Company.

The Registration Rights Agreement provides for certain demand rights on either a Form S-1 Registration Statement or a Form S-3 Registration Statement and certain "piggyback" registration rights for the holders of Series A Common Stock and Series B Common Stock.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5 Interest In Securities Of The Issuer

MassMutual

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for MassMutual is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 3,785,334 Shares of Series A Common Stock and Series B Common Stock outstanding as of December 26, 2002 as reported by the Company .

(c) None.

(d) Babson, as Investment Adviser to MassMutual, has the power to direct the investments of MassMutual, including the disposition of the proceeds of the sale of the securities held by MassMutual.

(e) Not applicable.

Babson

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Babson is incorporated herein by reference.

(c) None.

(d) None.

(e) Not applicable.

Corporate Investors

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Corporate Investors is incorporated herein by reference.

(c) None.

(d) None.

(e) Not applicable.

Participation Investors

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Participation Investors is incorporated herein by reference.

(c) None.

(d) None.

(e) Not applicable.

Corporate Value Partners

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Corporate Value Partners is incorporated herein by reference.

(c) None.

(d) Babson, as Investment Manager of Corporate Value Partners, under delegated authority from MassMutual, has the power to direct the investments of Corporate Value Partners, including the disposition of the proceeds of the sale of the securities held by Corporate Value Partners.

(e) Not applicable.

Corporate Value Limited

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Corporate Value Limited is incorporated herein by reference.

(c) None.

(d) None.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Other than the Stockholders Agreement and the Registration Rights Agreement (each as described in Item 4 above) and the other transactions and agreements described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7 Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. The Stockholders Agreement described in Item 4 is filed as Exhibit 4.2 to the Company's Form 8-K filed with the SEC on August 22, 2002 (the "Company's 8-K") and incorporated herein by reference. The Registration Rights Agreement described in Item 4 is filed as Exhibit 4.3 to the Company's 8-K and incorporated herein by reference. The Company's Certificate of Incorporation mentioned in the Preliminary Note and Item 4 above is filed as Exhibit 3.1 to the Company's 8-K and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By: David L. Babson & Company Inc. as Investment Adviser

By: \s\ Robert E. Joyal

President and Chief Operating Officer

DAVID L. BABSON & COMPANY INC.

By: \s\ Robert E. Joyal

President and Chief Operating Officer

MASSMUTUAL CORPORATE INVESTORS

By: \s\ Robert E. Joyal

President

The foregoing is executed on behalf of MassMutual Corporate Investors,

Organized under a Declaration of Trust, dated September 13, 1985, as amended

From time to time. The obligations of such Trust are not personally binding upon, nor shall resort be had to the property of, any of the Trustees, shareholders, officers, employees or agents of such Trust, but the Trust's property only shall be bound.

MASSMUTUAL PARTICIPATION INVESTORS

By: \s\ Robert E. Joyal

President

The foregoing is executed on behalf of MassMutual Participation Investors, organized under a Declaration of Trust dated April 7, 1988, as amended from time to time. The obligations of such Trust are not binding upon nor shall resort be had to the property of, any of the Trustees, shareholders, officers employees or agents of such Trust individually, but the Trust's assets and property only shall be bound.

MASSMUTUAL CORPORATE VALUE PARTNERS LIMITED

By: David L. Babson & Company Inc. under delegated authority from Massachusetts Mutual Life Insurance Company as Investment Manager

By: \s\ Robert E. Joyal

President and Chief Operating Officer

MASSMUTUAL CORPORATE VALUE LIMITED

By: \s\ Robert E. Joyal

Director

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By: David L. Babson & Company Inc. as Investment Adviser

By: \s\ Robert E. Joyal

President and Chief Operating Officer

DAVID L. BABSON & COMPANY INC.

By: \s\ Robert E. Joyal

President and Chief Operating Officer

MASSMUTUAL CORPORATE INVESTORS

By: \s\ Robert E. Joyal

President

The foregoing is executed on behalf of MassMutual Corporate Investors,

Organized under a Declaration of Trust, dated September 13, 1985, as amended

From time to time. The obligations of such Trust are not personally binding upon, nor shall resort be had to the property of, any of the Trustees, shareholders, officers, employees or agents of such Trust, but the Trust's property only shall be bound.

MASSMUTUAL PARTICIPATION INVESTORS

By: \s\ Robert E. Joyal

President

The foregoing is executed on behalf of MassMutual Participation Investors, organized under a Declaration of Trust dated April 7, 1988, as amended from time to time. The obligations of such Trust are not binding upon nor shall resort be had to the property of, any of the Trustees, shareholders, officers employees or agents of such Trust individually, but the Trust's assets and property only shall be bound.

MASSMUTUAL CORPORATE VALUE PARTNERS LIMITED

By: David L. Babson & Company Inc. under delegated authority from Massachusetts Mutual Life Insurance Company as Investment Manager

By: \s\ Robert E. Joyal

President and Chief Operating Officer

MASSMUTUAL CORPORATE VALUE LIMITED

By: \s\ Robert E. Joyal

Director